UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

March 6, 2020

Mizuho Financial Group, Inc.

Changes of Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Members of the Board of Directors and Executive Officers (including changes in their areas of responsibility, etc.).

1.	Members of the Board of Directors

(1)	Members of the Board of Directors Nominees (to be considered at the ordinary General Meeting of Shareholders of MHFG in June 2020 (“The Shareholders Meeting”))

Tatsufumi Sakai*	(Reappointment)

Satoshi Ishii*	(Reappointment)

Motonori Wakabayashi*	(Reappointment)

Makoto Umemiya*	(Reappointment)

Hiroaki Ehara*	(Reappointment)

Yasuhiro Sato	(Reappointment)

Hisaaki Hirama	(Reappointment)

Tetsuo Seki	(Reappointment, Outside Director)

Tatsuo Kainaka	(Reappointment, Outside Director)

Yoshimitsu Kobayashi	(New appointment, Outside Director)

Ryoji Sato	(New appointment, Outside Director)

Masami Yamamoto	(Reappointment, Outside Director)

Izumi Kobayashi	(Reappointment, Outside Director)

Total of 13 nominees

(Note) Asterisks indicate directors expected to concurrently serve as Executive Officers.

(2)	Members of the Board of Directors scheduled to resign

(Effective as of April 1, 2020)

Masahiro Kosugi	(Currently Member of the Board of Directors)

(Effective in late June 2020)

Hirotake Abe	(Currently Member of the Board of Directors (Outside Director))

Hiroko Ota	(Currently Member of the Board of Directors (Outside Director))

(3)	Chairperson of the Board of Directors (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Appointee as Chairperson

Izumi Kobayashi

(4)	Members of Committees (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Nominating Committee

Chairperson	Tatsuo Kainaka	(Outside Director)

Member	Tetsuo Seki	(Outside Director)

Member	Yoshimitsu Kobayashi	(Outside Director)

Member	Masami Yamamoto	(Outside Director)

Member	Izumi Kobayashi	(Outside Director)

Compensation Committee

Chairperson	Masami Yamamoto	(Outside Director)

Member	Tetsuo Seki	(Outside Director)

Member	Tatsuo Kainaka	(Outside Director)

Audit Committee

Chairperson	Tetsuo Seki	(Outside Director)

Member	Tatsuo Kainaka	(Outside Director)

Member	Ryoji Sato	(Outside Director)

Member	Hisaaki Hirama

Risk Committee

Chairperson	Hisaaki Hirama

Member	Izumi Kobayashi	(Outside Director)

Member	Rintaro Tamaki	(Outside Expert)

Member	Hiroshi Naka	(Outside Expert)

(Note)

Mr. Rintaro Tamaki (President, Japan Center for International Finance (current)) and Mr. Hiroshi Naka (Professor, Institute for Future Initiatives, the University of Tokyo (current)) are an outside expert appointed by the Board of Directors of MHFG.

(5)	Brief Personal Record of Newly Nominated Member of the Board of Directors

Name	Yoshimitsu Kobayashi

Business Experience	June 2018	Chairman of Board of Directors, Outside Director, Toshiba Corporation (current)

	Sep. 2015	Outside Director, Toshiba Corporation (current)

	June 2015	Member of the Board, Chairperson, Mitsubishi Chemical Holdings Corporation (current)

	Apr. 2015	Chairman, Japan Association of Corporate Executives (until April 2019)

	Feb. 2015	Member of the Board, Chairman, The KAITEKI Institute, Inc. (current)

	June 2012	Outside Director, Japan Display Inc. (until March 2015) Outside Director, Tokyo Electric Power Co., Inc. (until March 2015)

	Apr. 2009	Member of the Board, President, The KAITEKI Institute, Inc.

Apr. 2007

Representative Director, Member of the Board, President, Mitsubishi Chemical Holdings Corporation

Representative Director, Member of the Board, President and Chief Executive Officer, Mitsubishi Chemical Corporation

	Feb. 2007	Member of the Board, Managing Executive Officer, Mitsubishi Chemical Corporation

	June 2006	Member of the Board, Mitsubishi Chemical Holdings Corporation Chairman, Mitsubishi Kagaku Institute of Life Sciences

	Apr. 2005	Managing Executive Officer, Mitsubishi Chemical Corporation President and CEO, Mitsubishi Chemical Group Science and Technology Research Center, Inc.

	Dec. 1974	Joined Mitsubishi Chemical Industries Corporation (current Mitsubishi Chemical Corporation)

Education	Mar. 1971	MS in Interdisciplinary Science, the University of Tokyo

Date of Birth	Nov. 18, 1946

Name	Ryoji Sato

Business Experience	July 2016	Audit & Supervisory Board Member of Nippon Life Insurance Company (current)

	Sep. 2015	Outside Director, Toshiba Corporation (until June 2019)

	June 2011	Audit & Supervisory Board Member of Kubota Corporation (until June 2015)

	Nov. 2010	Senior Advisor, Deloitte Touche Tohmatsu LLC (until May 2011)

	June 2007	Chief Executive Officer, Deloitte Touche Tohmatsu LLC

	June 2004	Representative Partner and Managing Partner, Tokyo Office, Deloitte Touche Tohmatsu LLC

	June 2001	Managing Partner, Tokyo Office, Deloitte Touche Tohmatsu LLC

	May 1983	Partner, Tohmatsu Awoki & Co.

	Sep. 1979	London Office, Touche Ross

	Jan. 1978	New York Office, Touche Ross

	Feb. 1975	Registered as Certified Public Accountant

	Oct. 1971	Joined Tohmatsu Awoki & Co. (current Deloitte Touche Tohmatsu LLC)

	Apr. 1969	Joined Nikko Securities Co., Ltd (current SMBC Nikko Securities Inc.)

Education	Mar. 1969	Graduated from Faculty of Economics, Keio University

Date of Birth	Dec. 7, 1946

2.	Changes of Executive Officers

Executive Officers in this section mean either executive officers as defined in the Companies Act or executive officers as defined in our internal regulations.

Name	New Position (Effective as of April 1, 2020)		Current Position

Satoshi Ishii	Member of the Board of Directors, Senior Managing Executive Officer (Representative Executive Officer)	Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group	Member of the Board of Directors, Senior Managing Executive Officer	Chief Digital Innovation Officer / Head of IT & Systems Group / Head of Operations Group

Motonori Wakabayashi	Member of the Board of Directors, Senior Managing Executive Officer	Head of Risk Management Group	Member of the Board of Directors, Managing Executive Officer	Head of Research & Consulting Unit / Head of Risk Management Group

Makoto Umemiya	Member of the Board of Directors, Senior Managing Executive Officer	Head of Financial Control & Accounting Group	Member of the Board of Directors, Managing Executive Officer	Head of Financial Control & Accounting Group

Seiji Imai	Senior Managing Executive Officer (Representative Executive Officer)	Head of Corporate & Institutional Company / Head of Global Products Unit	Senior Managing Executive Officer	Head of Global Corporate Company

Naofumi Fuke	Senior Managing Executive Officer	Co-Head of Retail & Business Banking Company	Senior Managing Executive Officer	Deputy Head of Retail & Business Banking Company

Hiroshi Nagamine	Senior Managing Executive Officer	Head of Global Corporate Company / Deputy Head of Global Products Unit	Managing Executive Officer	Head of Europe, Middle East and Africa

Hisashi Kikuchi	Managing Executive Officer	Head of Internal Audit Group	Managing Executive Officer	Head of Strategic Planning Group

Masatoshi Yoshihara	Managing Executive Officer	Co-Head of Global Markets Company	Managing Executive Officer	Deputy Head of Global Markets Company

Yasuhiro Shibata	Managing Executive Officer	Co-Head of Global Markets Company	—

Name	New Position (Effective as of April 1, 2020)		Current Position

Masamichi Ishikawa	Managing Executive Officer	Head of Asset Management Company / In charge of Specific Business of Strategic Planning Group	—

Yasuhiko Ushikubo	Managing Executive Officer	Head of Research & Consulting Unit	Executive Officer	Deputy Head of Research & Consulting Unit
Mr. Yasuhiko Ushikubo is expected to concurrently serve as President & CEO (Representative Director) of Mizuho Research Institute Ltd. on April 1, 2020.

Naoshi Inomata	Managing Executive Officer	Head of Strategic Planning Group / In charge of Specially Assigned Matters	Executive Officer	In charge of Specially Assigned Matters

Masaomi Takada	Managing Executive Officer	Head of Compliance Group	Executive Officer	General Manager of Executive Secretariat

Goji Fujishiro	Managing Executive Officer	In charge of Western Japan (Kinki, Chugoku, and Shikoku regions)	Managing Executive Officer	Head of Asset Management Company / Head of Global Products Unit

Junichi Kato	Resigned		Senior Managing Executive Officer (Representative Executive Officer)	Head of Global Markets Company
Mr. Junichi Kato is expected to be Chairman of Mizuho Research Institute Ltd. on April 1, 2020.

Akira Nakamura	Resigned		Senior Managing Executive Officer	Head of Corporate & Institutional Company

Shuji Kojima	Resigned		Managing Executive Officer	Head of Compliance Group

Brief Personal Record of New Representative Executive Officer

Name	Seiji Imai

Business Experience	Apr. 2019	Deputy President & Executive Officer, In charge of Specially Assigned Matters of MHBK. (current)

	Apr. 2018	Senior Managing Executive Officer, Head of Global Corporate Company of MHFG. (current)

	Apr. 2016	Managing Executive Officer, Head of Asia & Oceania excl. East Asia of MHFG. Managing Executive Officer, Head of Asia & Oceania excl. East Asia of MHBK.

	Apr. 2014	Executive Officer, General Manager of Seoul Branch of MHBK.

Joined our group in Apr. 1986

Education	Mar. 1986	Graduated from Faculty of Law, Kyoto University

Date of Birth	June 25, 1962

Name	Satoshi Ishii

Business Experience	Apr. 2019

Senior Managing Executive Officer, Chief Digital Innovation Officer, Head of IT & Systems Group and Head of Operations Group of MHFG. (current)

Deputy President & Executive Officer, In charge of Digital Innovation Department, Head of IT & Systems Group and Head of Operations Group of MHBK. (current)

	Apr. 2017	Senior Managing Executive Officer, Head of Business Promotion of MHBK.

	Apr. 2015	Managing Executive Officer, Head of Human Resources Group of MHFG.

	Apr. 2014	Executive Officer, General Manager of Corporate Secretariat of MHFG.

Joined our group in Apr. 1986

Education	Mar. 1986	Graduated from Faculty of Economics, Hitotsubashi University

Date of Birth	September 1, 1963

The management changes described above are subject to any approval or permission required being obtained from the relevant regulatory or other authorities.